SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to

Commission file number 1-31447

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the CenterPoint Energy Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 11, 2012

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value (see Note 3)	$1,581,059,274	$1,479,195,163

Receivables:
Notes receivable from participants	41,234,734	39,484,978
Pending investment transactions	3,646,702	—
Participant contributions	1,060,896	6,484
Dividends and interest	803,549	446,885
Employer contributions	712,856	8,882

Total receivables	47,458,737	39,947,229

Total Assets	1,628,518,011	1,519,142,392

LIABILITIES
Pending investment transactions	427,347	83,709
Other	355,595	440,669

Total Liabilities	782,942	524,378

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,627,735,069	1,518,618,014

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,118,283)	(1,408,655)

NET ASSETS AVAILABLE FOR BENEFITS	$1,623,616,786	$1,517,209,359

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Investment Income:
Net appreciation in fair value of investments (see Note 5)	$78,708,276
Dividends and interest	31,293,625

Total Investment Income	110,001,901

Interest on notes receivable from participants	1,794,761

Contributions:
Participant	50,534,025
Employer	34,870,798
Rollover	1,707,654

Total Contributions	87,112,477

Expenses:
Benefit payments	88,999,778
Administrative expenses	3,501,934

Total Expenses	92,501,712

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	106,407,427

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,517,209,359

END OF YEAR	$1,623,616,786

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)	General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution testing requirements.

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no United States sourced income (Participants).

(b)	Contributions

Participants may contribute, on a pre-tax and after-tax basis, up to 50% and 16% of eligible compensation, respectively, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution not to exceed the IRS limit ($5,500 for 2011); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

All new employees are automatically enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent of the employee’s eligible compensation on a payroll-period basis. The contribution percentage is increased by an increment of one percent on April 1 in each of the following years until it reaches six percent of compensation on a payroll-period basis.

A notice is provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution. The Company matches 100% of the first six percent of eligible compensation.

Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in the Company Common Stock Fund either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2011:

•	Company Common Stock Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	International Equity Fund

•	Balanced Fund

•	Fixed Income Fund

•	Stable Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Vanguard Target Retirement 2055 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2005 Fund

•	Vanguard Target Retirement Income Fund

Upon enrollment in the Plan, Participants may direct contributions, in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)	Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

(e)	Vesting and Forfeitures

Participants are immediately fully vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.

(f)	Notes Receivable From Participants

A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants.

(g)	Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Common Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $1,000.

A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. If a Participant who is under age 59 1/2 and has less than five years of service withdraws matched after-tax contributions, the Participant will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and any associated earnings.

Effective April 29, 2011, the Plan was amended to allow active participants under age 59 1/2 to apply for a “hardship” withdrawal from amounts attributable to the pre-tax contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Participants are not permitted to make any pre-tax or after-tax contributions for a period of six months immediately following a hardship withdrawal.

(h)	Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Aon Hewitt is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Common Stock Fund.

(i)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

2.	Summary of Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)	New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (ASU 2010-6), which requires entities to make disclosures about recurring and nonrecurring fair value measurements. In accordance with ASU 2010-6, the reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. ASU 2010-6 also requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). The disclosures in ASU 2010-6 are effective for interim and annual reporting periods beginning after December 15, 2009, and were adopted in 2010, except for purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years and were adopted in 2011.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU requires entities, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs, a description of the valuation processes, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of the new accounting guidance is not expected to have any effect on the changes in net assets or the financial position of the Plan.

(c)	Investment Valuation and Income Recognition

The investments in all Funds of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attributed for that portion of the net assets available for benefits, because it represents the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

(d)	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from participants is recorded when it is earned.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500 as indirect compensation.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

3.	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2	Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable. Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks	Valued at the closing price reported on the active market in which the individual securities are traded.

Mutual funds	Valued at the net asset value of shares held by the Plan. The share value is based on the market quoted price at the end of the day.

Common or collective trust funds	Valued at the net asset value of units held by the Plan, and generally, include the use of significant observable inputs in determining the unit value.

Guaranteed investment contracts	Valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the credit worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds

Fixed Income Fund	$156,972,730	$—	$—	$156,972,730
Large Company Growth Fund	45,839,379	—	—	45,839,379
Large Company Value Fund	40,380,644	—	—	40,380,644
International Equity Fund	23,342,164	—	—	23,342,164
Balanced Fund	24,966,484	—	—	24,966,484

Total mutual funds	291,501,401	—		291,501,401

Common or collective trust funds

Stable Value Fund	—	269,009,232	—	269,009,232
Target Date Retirement Funds	—	191,755,204	—	191,755,204
S&P 500 Index Fund	—	139,834,280	—	139,834,280
Fixed Income Fund	—	63,405,820	—	63,405,820
Balanced Fund	—	51,664,320	—	51,664,320
Large Company Growth Fund	—	46,648,445	—	46,648,445
International Equity Fund	—	39,215,111	—	39,215,111
Large Company Value Fund	—	41,038,695	—	41,038,695
Small Company Fund	—	15,237,847	—	15,237,847
Company Common Stock Fund	—	3,616,772	—	3,616,772
Short Term Investment Fund	—	908,669	—	908,669

Total common or collective trust funds	—	862,334,395	—	862,334,395

Common stocks

Company Common Stock Fund	396,418,512	—	—	396,418,512
Small Company Fund	17,821,073	—	—	17,821,073

Total common stocks	414,239,585	—	—	414,239,585

Other

Stable Value Fund (1)	—	—	12,983,893	12,983,893

Total other	—	—	12,983,893	12,983,893

Total assets at fair value	$705,740,986	$862,334,395	$12,983,893	$1,581,059,274

(1)	Represents the guaranteed investment contracts held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Target Date Retirement Funds	$182,868,835	$—	$—	$182,868,835
Fixed Income Fund	150,799,251	—	—	150,799,251
Large Company Growth Fund	51,685,677	—	—	51,685,677
Large Company Value Fund	46,451,896	—	—	46,451,896
International Equity Fund	35,710,679	—	—	35,710,679
Balanced Fund	23,961,569	—	—	23,961,569

Total mutual funds	491,477,907	—		491,477,907

Common or collective trust funds

Stable Value Fund	—	222,001,957	—	222,001,957
S&P 500 Index Fund	—	137,651,137	—	137,651,137
Fixed Income Fund	—	48,791,630	—	48,791,630
Balanced Fund	—	58,310,766	—	58,310,766
Large Company Growth Fund	—	45,282,289	—	45,282,289
International Equity Fund	—	42,722,112	—	42,722,112
Large Company Value Fund	—	41,048,650	—	41,048,650
Small Company Fund	—	21,990,073	—	21,990,073
Company Common Stock Fund	—	7,625,936	—	7,625,936
Short Term Investment Fund	—	1,200,837	—	1,200,837

Total common or collective trust funds	—	626,625,387	—	626,625,387

Common stocks

Company Common Stock Fund	330,318,213	—	—	330,318,213
Small Company Fund	18,019,258	—	—	18,019,258

Total common stocks	348,337,471	—	—	348,337,471

Other

Stable Value Fund (1)	—	—	12,754,398	12,754,398

Total other	—	—	12,754,398	12,754,398

Total assets at fair value	$839,815,378	$626,625,387	$12,754,398	$1,479,195,163

(1)	Represents the guaranteed investment contracts held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011:

Year Ended December 31, 2011
Guaranteed Investment Contract
Balance, beginning of year	$12,754,398
Unrealized gains relating to instruments still held at the reporting date	229,495

Balance, end of year	$12,983,893

4.	Net Asset Value Per Share

Under the amended guidance of ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent, entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the net asset value (“NAV”) per share of the investment as of the reporting entities’ measurement dates. The amended guidance also requires additional disclosures to better enable users of the financial statements to understand the nature and risks of the reporting entity’s investments that fall under these rules.

In accordance with ASU No. 2009-12, the Plan expands its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those investments whose fair value is estimated using NAV per share as of December 31, 2011 and 2010.

The following tables set forth a summary of the Plan’s investments with a reported NAV as of December 31, 2011 and 2010:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$36,426,329	$—	Daily	No
BlackRock Equity Index Fund(2)	169,101,992	—	Daily	No
BlackRock Russell 1000 Growth Index Fund(3)	46,648,446	—	Daily	No
BlackRock Russell 1000 Value Index Fund(4)	41,038,695	—	Daily	No
BlackRock Russell 2000 Index Fund(5)	14,653,809	—	Daily	No
BlackRock MSCI ACWI Ex-US Fund(6)	15,824,616	—	Daily	No
Dwight Various Term Funds(7)	214,360,711	—	Daily	No
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	63,405,820	—	Daily	No
Prudential Core Conservative Intermediate Bond Fund(7)	20,138,347	—	Daily	No
SEI Stable Asset Fund(7)	3,193,323	—	Daily	No
Thornburg International Equity Fund(9)	33,531,377	—	Daily	No
Vanguard Target Date Retirement Funds(10)	191,755,203	—	Daily	No
Wellington Small Cap Opportunities Portfolio(11)	12,255,727	—	Daily	No

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$21,172,271	$—	Daily	No
BlackRock Equity Index Fund(2)	171,607,159	—	Daily	No
BlackRock Russell 1000 Growth Index Fund(3)	45,282,289	—	Daily	No
BlackRock Russell 1000 Value Index Fund(4)	41,048,650	—	Daily	No
BlackRock Russell 2000 Index Fund(5)	21,563,078	—	Daily	No
BlackRock MSCI ACWI Ex-US Fund(6)	7,215,850	—	Daily	No
Dwight Various Target Funds(7)	206,894,299	—	Daily	No
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	48,791,630	—	Daily	No
SEI Stable Asset Fund(7)	3,189,156	—	Daily	No
Thornburg International Equity Fund(9)	47,116,200	—	Daily	No
Wellington Small Cap Opportunities Portfolio(11)	12,744,805	—	Daily	No

(1)

The fund is composed of high-grade money market instruments with short maturities. The objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. The fund uses high quality securities with the emphasis on providing liquidity for redemption of units on any business day while preserving the principal. Within quality, maturity and sector diversification guidelines, investments are made in those securities with the most attractive yields.

(2)

This fund seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index is an unmanaged, market-weighted index that consists of the 500 largest publicly traded companies and is considered representative of the broad U.S. stock market.

(3)

The investment objective is to track the performance of the Russell 1000 Growth Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap growth segment of the U.S. equities with higher price-to-book value ratios and higher forecasted growth values.

(4)

The investment objective is to track the performance of the Russell 1000 Value Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap value segment of the U.S. equities with lower price-to-book value ratios and lower forecasted growth values.

(5)

The investment objective is to track the performance of the Russell 2000 Index by investing in a diversified sample of stocks that make up the index which is comprised of the 2000 smallest companies in the Russell 3000 Index.

(6)

The investment objective is to track the total return of the Morgan Stanley Capital International All Country World Index Ex-U.S. (“MSCI ACWI Ex-US”). The fund is managed to deliver a high quality and cost-effective index-based portfolio to the institutional investors.

(7)	These funds are investments of the Stable Value Fund. See Note 5 for information on the wrap contracts relating to these investments.
(8)

The investment objective is to track the performance of the Barclays Capital U.S. Aggregate Bond Index. The Fund may invest in securities (including those issued through private placements) and a combination of other collective funds that are designed to achieve the fund’s objective.

(9)

The investment objective is to seek long-term capital appreciation by investing in a diversified portfolio of international equities that is benchmarked against the Morgan Stanley Capital International Europe, Australasia, and Far East Index.

(10)	These funds invest in funds with a mix of common stocks and fixed income securities using an asset allocation strategy that will become more conservative over time.
(11)	The investment objective is to seek long-term (more than five years) total return in excess of the Russell 2000 Index by focusing on stock selection through bottom-up analysis.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

5.	Investments

The following investments represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2011	2010
Company Common Stock, 19,732,131 and 21,012,609 shares, respectively	$396,418,512	$330,318,213

BlackRock Equity Index Fund, 8,192,926 and 8,499,612 shares, respectively	169,101,992	171,607,159

PIMCO Total Return Fund, 11,913,675 and 11,455,220 shares, respectively	129,501,651	124,289,139

The Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

During 2011 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common or collective trust funds	$88,927,255
Mutual funds	(10,184,248)
Common stocks	(34,731)

Total investment appreciation	$78,708,276

Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The crediting rates for Synthetic GICs are reset periodically and are based on the market value of the portfolio of assets covered by the contracts.

During 2011 and 2010, the average yields for the Stable Value Fund were as follows:

	2011	2010
Based on actual earnings	1.26%	2.14%
Based on the interest rate credited to Participants	1.55%	2.15%

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

6.	Risks and Uncertainties

The Plan provides for investments in Company common stock, commingled and mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

7.	Tax Status

The IRS has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

Generally accepted accounting principles require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2008.

8.	Related Party Transactions

During 2011, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company Common Stock	$111,396,721
	Northern Trust Collective Short Term Investment Fund	541,642,349
Sales	Company Common Stock	$133,154,789
	Northern Trust Collective Short Term Investment Fund	526,142,651

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2011	2010
Net Assets Available for Benefits per the financial statements	$1,623,616,786	$1,517,209,359
Adjustment from contract value to fair value for fully benefit-responsive contracts	4,118,283	1,408,655

Net Assets Available for Benefits per Form 5500	$1,627,735,069	$1,518,618,014

The following is a reconciliation of the Increase in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Increase in Net Assets Available for Benefits per the financial statements	$106,407,427
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	(1,408,655)
Adjustment from contract value to fair value for fully benefit-responsive contracts	4,118,283

Increase in Net Assets Available for Benefits per Form 5500	$109,117,055

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$169,101,992
	BLACKROCK	MSCI ACWI EX US INDEX FUND	15,824,616
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	46,648,446
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	41,038,695
	BLACKROCK	RUSSELL 2000 INDEX FUND	14,653,809
	DWIGHT ASSET MANAGEMENT	2011 TERM FUND	12,683,303
	DWIGHT ASSET MANAGEMENT	2012 TERM FUND	33,462,119
	DWIGHT ASSET MANAGEMENT	2013 TERM FUND	33,699,072
	DWIGHT ASSET MANAGEMENT	2014 TERM FUND	34,136,914
	DWIGHT ASSET MANAGEMENT	2015 TERM FUND	55,330,441
	DWIGHT ASSET MANAGEMENT	2015 CORE INTERM FUND	45,048,862
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND INDEX FUND	63,405,820
*	NORTHERN TRUST	COLL SHORT TERM INVESTMENT FUND	36,426,329
	PRUDENTIAL	CORE CONSERVATIVE INTER BOND FUND	20,138,347
	SEI	STABLE ASSET FUND	3,193,323
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL EQUITY FUND	33,531,377
	VANGUARD	TARGET RETIREMENT 2005 TRUST II	2,947,620
	VANGUARD	TARGET RETIREMENT 2010 TRUST II	3,041,649
	VANGUARD	TARGET RETIREMENT 2015 TRUST II	23,670,356
	VANGUARD	TARGET RETIREMENT 2020 TRUST II	9,011,625
	VANGUARD	TARGET RETIREMENT 2025 TRUST II	33,703,936
	VANGUARD	TARGET RETIREMENT 2030 TRUST II	7,026,983
	VANGUARD	TARGET RETIREMENT 2035 TRUST II	41,128,744
	VANGUARD	TARGET RETIREMENT 2040 TRUST II	11,395,690
	VANGUARD	TARGET RETIREMENT 2045 TRUST II	37,406,244
	VANGUARD	TARGET RETIREMENT 2050 TRUST II	13,937,136
	VANGUARD	TARGET RETIREMENT 2055 TRUST II	6,499,705
	VANGUARD	TARGET RETIREMENT INCOME TRUST II	1,985,515
	WELLINGTON CAPITAL	SMALL CAP OPPORTUNITIES PORTFOLIO	12,255,727

	SUBTOTAL		$862,334,395

	COMMON STOCK
	ABOVENET INC	COMMON STOCK	$81,913
	ACME PACKET INC	COMMON STOCK	36,474
	ADTRAN INC	COMMON STOCK	43,129
	AFFILIATED MANAGERS GROUP INC	COMMON STOCK	71,963
	AIRGAS INC	COMMON STOCK	49,190
	ALBANY INTL CORP	COMMON STOCK	331,888
	ALBEMARLE CORP	COMMON STOCK	72,114
	ALLEGHENY TECHNOLOGIES INC	COMMON STOCK	83,650

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	ALLIED NEV GOLD CORP	COMMON STOCK	72,975
	ALPHA NAT RES INC	COMMON STOCK	45,968
	AMERICAN STS WTR CO	COMMON STOCK	209,749
	AMETEK INC	COMMON STOCK	95,357
	ARCOS DORADOS HOLDINGS INC	COMMON STOCK	51,120
	ARIAD PHARMACEUTICALS INC	COMMON STOCK	53,533
	ARIBA INC	COMMON STOCK	67,954
	ASBURY AUTOMOTIVE GROUP INC	COMMON STOCK	91,630
	ASHLAND INC	COMMON STOCK	85,168
	ASPEN INSURANCE HLDGS	COMMON STOCK	158,603
	AVIS BUDGET GROUP INC	COMMON STOCK	281,346
	AVIS BUDGET GROUP INC	COMMON STOCK	65,285
	BANCO LATINOAMERICANO DE COMERCIO	COMMON STOCK	81,213
	BANK OF THE OZARKS INC	COMMON STOCK	94,520
	BANKRATE INC	COMMON STOCK	61,275
	BARNES GROUP INC	COMMON STOCK	316,323
	BIG LOTS INC	COMMON STOCK	47,200
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCK	37,818
	BROADSOFT INC	COMMON STOCK	30,200
	BROOKDALE SR LIVING INC	COMMON STOCK	301,803
	BROWN & BROWN INC	COMMON STOCK	73,548
	BRUNSWICK CORP	COMMON STOCK	50,207
	CABOT OIL & GAS CORP	COMMON STOCK	37,191
	CAMDEN PPTY TR SH	COMMON STOCK	95,850
	CAPSTEAD MTG CORP	COMMON STOCK	206,006
	CASEYS GEN STORES INC	COMMON STOCK	106,626
	CATALYST HEALTH SOLUTIONS INC	COMMON STOCK	71,240
	CAVIUM INC	COMMON STOCK	68,516
*	CENTERPOINT ENERGY INC	COMMON STOCK	396,418,512
	CEPHEID INC	COMMON STOCK	72,261
	CHART INDS INC	COMMON STOCK	54,070
	CHEMTURA CORP	COMMON STOCK	151,843
	CHICAGO BRDG & IRON CO	COMMON STOCK	189,189
	CLEAN HBRS INC	COMMON STOCK	81,574
	CNO FINL GROUP INC	COMMON STOCK	339,951
	COMSTOCK RES INC	COMMON STOCK	236,921
	CONCUR TECHNOLOGIES INC	COMMON STOCK	66,027
	COPA HOLDINGS SA	COMMON STOCK	70,991
	CORE LAB	COMMON STOCK	100,276
	CORN PRODS INTL INC	COMMON STOCK	204,312
	COVANTA HLDG CORP	COMMON STOCK	54,623
	CROCS INC	COMMON STOCK	46,673

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	CROWN HLDGS INC	COMMON STOCK	94,360
	CUBESMART	COMMON STOCK	46,816
	CUBIST PHARMACEUTICALS INC	COMMON STOCK	72,108
	CVR ENERGY INC	COMMON STOCK	41,019
	CYPRESS SEMICONDUCTOR CORP	COMMON STOCK	82,592
	DARLING INTL INC	COMMON STOCK	309,856
	DRIL-QUIP INC	COMMON STOCK	74,377
	DUKE RLTY CORP REIT	COMMON STOCK	70,011
	EAST WEST BANCORP INC	COMMON STOCK	94,998
	ENERGEN CORP	COMMON STOCK	66,000
	ENERGY XXI	COMMON STOCK	101,697
	EQUIFAX INC	COMMON STOCK	89,489
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCK	373,320
	EXTRA SPACE STORAGE INC	COMMON STOCK	46,037
	FAIRCHILD SEMICONDUCTOR INTL INC	COMMON STOCK	41,658
	FINISAR CORPORATION	COMMON STOCK	69,827
	FINISH LINE INC	COMMON STOCK	77,911
	FOREST OIL CORP	COMMON STOCK	262,192
	FORTINET INC	COMMON STOCK	42,311
	FOSSIL INC	COMMON STOCK	55,552
	FRESH MKT INC	COMMON STOCK	44,688
	GAMESTOP CORP	COMMON STOCK	32,093
	GAYLORD ENTMT CO	COMMON STOCK	52,384
	GENERAL CABLE CORP	COMMON STOCK	144,183
	GENESEE & WYO INC	COMMON STOCK	107,227
	HEALTHCARE SVCS GROUP INC	COMMON STOCK	30,427
	HEALTHSPRING INC	COMMON STOCK	62,176
	HEARTLAND PMT SYS INC	COMMON STOCK	44,822
	HENRY JACK & ASSOC INC	COMMON STOCK	66,548
	HEXCEL CORP	COMMON STOCK	82,314
	HUB GROUP INC	COMMON STOCK	78,156
	IBERIABANK CORP	COMMON STOCK	257,099
	INCYTE CORP	COMMON STOCK	42,328
	INFORMATICA CORP	COMMON STOCK	67,582
	INTERDIGITAL INC	COMMON STOCK	36,163
	ION GEOPHYSICAL CORP	COMMON STOCK	293,259
	ITC HLDGS CORP	COMMON STOCK	100,162
	KBR INC	COMMON STOCK	48,494
	KEY ENERGY SVCS INC	COMMON STOCK	86,787
	KILROY RLTY CORP	COMMON STOCK	94,794
	KINDRED HEALTHCARE INC	COMMON STOCK	225,160
	KNIGHT CAP GROUP INC	COMMON STOCK	43,143

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	LASALLE HOTEL PPTYS	COMMON STOCK	56,651
	LTC PPTYS INC	COMMON STOCK	239,319
	MADDEN STEVEN LTD	COMMON STOCK	65,722
	MANNING & NAPIER INC	COMMON STOCK	31,974
	MANPOWER INC	COMMON STOCK	44,330
	MARKETAXESS HLDGS INC	COMMON STOCK	55,101
	MEDNAX INC	COMMON STOCK	49,687
	MERITAGE HOMES CORP	COMMON STOCK	57,511
	MILLER HERMAN INC	COMMON STOCK	59,224
	MSCI INC	COMMON STOCK	75,410
	NASDAQ OMX GROUP	COMMON STOCK	77,452
	NATL FUEL GAS CO	COMMON STOCK	59,471
	NETGEAR INC	COMMON STOCK	68,147
	NORTHERN OIL & GAS INC	COMMON STOCK	47,480
	OCWEN FINL CORP	COMMON STOCK	86,156
	OCWEN FINL CORP	COMMON STOCK	272,586
	OLD DOMINION FGHT LINE INC	COMMON STOCK	79,844
	OMEGA HEALTHCARE INVS INC	COMMON STOCK	316,759
	ON SEMICONDUCTOR CORP	COMMON STOCK	71,950
	ONEOK INC	COMMON STOCK	460,324
	ONYX PHARMACEUTICALS INC	COMMON STOCK	77,352
	OWENS CORNING	COMMON STOCK	93,053
	OWENS ILL INC	COMMON STOCK	313,956
	PENN NATL GAMING INC	COMMON STOCK	95,556
	PENTAIR INC	COMMON STOCK	73,238
	POLARIS INDS INC	COMMON STOCK	57,100
	POLYPORE INTL INC	COMMON STOCK	57,627
	PORTLAND GEN ELEC CO	COMMON STOCK	283,880
	PROASSURANCE CORP	COMMON STOCK	74,233
	QUALITY SYS INC	COMMON STOCK	63,623
	QUESTAR CORP	COMMON STOCK	68,517
	QUESTCOR PHARMACEUTICALS INC	COMMON STOCK	34,511
	REDWOOD TR INC	COMMON STOCK	270,737
	RENAISSANCE RE HLDGS LTD	COMMON STOCK	64,702
	ROCK-TENN CO	COMMON STOCK	90,012
	SAKS INC	COMMON STOCK	61,132
	SAPIENT CORP	COMMON STOCK	69,300
	SCIENTIFIC GAMES CORP	COMMON STOCK	59,170
	SEMTECH CORP	COMMON STOCK	44,676
	SENSIENT TECHNOLOGIES CORP	COMMON STOCK	329,730
	SIGNATURE BK NY N Y	COMMON STOCK	88,785
	SIMPSON MFG INC	COMMON STOCK	344,005

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	SIRONA DENTAL SYS INC	COMMON STOCK	50,206
	SMITH A O CORP	COMMON STOCK	392,173
	SOTHEBYS HLDGS INC	COMMON STOCK	63,622
	SPX CORP	COMMON STOCK	68,105
	STEWART ENTERPRISES INC	COMMON STOCK	62,122
	SUCCESSFACTORS INC	COMMON STOCK	70,171
	SUPER VALU INC	COMMON STOCK	314,244
	SVB FINL GROUP	COMMON STOCK	47,690
	SWIFT ENERGY CO	COMMON STOCK	65,087
	SXC HEALTH SOLUTIONS CORP	COMMON STOCK	44,054
	TALEO CORP	COMMON STOCK	110,266
	TANGER FACTORY OUTLET CTRS INC	COMMON STOCK	94,117
	TEMPUR-PEDIC INTL INC	COMMON STOCK	100,858
	TENNECO INC	COMMON STOCK	66,409
	TERADYNE INC	COMMON STOCK	79,463
	THOMPSON CREEK METALS CO INC	COMMON STOCK	48,233
	TIBCO SOFTWARE INC	COMMON STOCK	89,423
	TIDEWATER INC	COMMON STOCK	282,242
	TREEHOUSE FOODS INC	COMMON STOCK	52,304
	TRIUMPH GROUP INC	COMMON STOCK	75,400
	TRUE RELIGION APPAREL INC	COMMON STOCK	70,889
	TW TELECOM INC	COMMON STOCK	77,326
	TWO HBRS INVT CORP	COMMON STOCK	200,554
	UNDER ARMOR INC	COMMON STOCK	66,765
	UNITED NAT FOODS INC	COMMON STOCK	75,619
	UTD THERAPEUTICS CORP DEL	COMMON STOCK	65,677
	VERIFONE HLDGS INC	COMMON STOCK	98,035
	VITAMIN SHOPPE INC	COMMON STOCK	88,534
	WELLCARE HLTH PLANS INC	COMMON STOCK	80,850
	WESCO INTL INC	COMMON STOCK	89,587
	WISDOMTREE INVTS INC	COMMON STOCK	43,257
	WOODWARD GOVERNOR CO	COMMON STOCK	96,595
	WYNDHAM WORLDWIDE CORP	COMMON STOCK	51,827

	SUBTOTAL		$414,239,585

	GUARANTEED INVESTMENT CONTRACTS
	METROPOLITAN	CONTRACT #31832 INTEREST RATE 5.700%	$12,983,893

	SUBTOTAL		$12,983,893

	MUTUAL FUND
	LSV ASSET MANAGEMENT	VALUE EQUITY FUND	$40,380,644
	LOOMIS SAYLES	FIXED INCOME FUND	52,437,563

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	PIMCO	TOTAL RETURN FUND	129,501,651
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	45,839,379
	TEMPLETON	FOREIGN EQUITY SERIES	23,342,164

	SUBTOTAL		$291,501,401
	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,581,059,274

*	PARTICIPANT LOANS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES BETWEEN 4.25% - 9.25% WITH VARIOUS MATURITIES	$41,234,734

*	PARTY-IN-INTEREST

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

	By	/s/ Marc Kilbride
(Marc Kilbride, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 11, 2012